04045186

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

27th September 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2004 SEP 30 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in Company – 15th September 2004;
- Interim results – 22nd September 2004; and
- Holdings in Company – 24th September 2004.

PROCESSED
SEP 30 2004
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

K. Subczynska

Karolina Subczynska
In-House Legal Counsel

dlw 9/30

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 15th September 2004:

Holdings in Company

15 September 2004

The Company was notified on 13 September 2004 by Merrill Lynch Investment Managers Group Limited that it now holds 9,223,738 Ordinary Shares in the Company (representing 12.46 per cent. of the total issued share capital of the Company), of which 8,331,338 Ordinary Shares are held through Nutraco Nominees Limited.

The Company was notified on 14 September 2004 by The Bank of New York Europe Limited that it holds 4,466,548 Ordinary Shares in the Company on behalf of beneficial owners. This holding represents 6.04 per cent. of the total issued share capital of the Company.

- Ends -

Press Release Issued on 22nd September 2004:

INTERIM REPORT FOR THE PERIOD ENDED 30 JUNE 2004

On its 10th Anniversary Peter Hambro Mining plc is pleased to present the results of a successful half year's activity.

Highlights

	6 months to 30/6/2004	6 months to 30/6/2003	Variance for period	12 months to 31/12/2003
Pokrovskiy Rudnik gold production	60,025 Oz	47,700 Oz	+25.8%	120,641 Oz
Other attributable gold	14,307 Oz	0 Oz	--	28,148 Oz
Total Attributable gold	74,332 Oz	47,700 Oz	+55.8%	148,789 Oz
Pokrovskiy Rudnik Cash Cost per ounce (Gold Institute Standard)	US$130	US$140	-7.1%	US$105

Pokrovskiy Rudnik average gold price received	US$394	US$346	+13.9%	US$361

Figures in US$'000 unless otherwise stated	6 months to 30/6/2004	6 months to 30/6/2003	Variance for period	12 months to 31/12/2003
Turnover: Group and share of joint ventures	28,182	17,554	+60.5%	54,260
Operating profit	5,466	4,169	+31.1%	13,795
Pre tax profit	4,577	2,895	+58.1%	16,257
Profit retained for the	3,364	2,656	+26.7%	10,383
Net cash inflow from operating activities	6,402	2,189	+192.5%	11,785
Earnings per share, US$	0.052	0.050	+4.0%	0.177
Diluted earnings per share,	0.048	0.047	+2.1%	0.167
Weighted average number of shares ('000) during the period	65,159	53,420	+22.0%	58,768
Net Assets	188,557	108,529	+73.7%	116,366
Net Cash/(Debt)	35,192	(17,869)	+196.9%	(18,475)

Note:
Second half year production of Pokrovskiy Rudnik in 2003 was 53% higher of that of the first half due to the winter period.

Results
During the first six months of 2004 in comparison to the same period of 2003:

- Group attributable gold production increased by 56% to 74,332 ounces.
- Gold Institute Cash Costs at Pokrovskiy reduced by 7% to US$130/oz.
- For the first 6 months of 2004 the Group achieved an average of US$394/oz on gold sales compared with US$346/oz for the same period last year. PHM as a policy does not hedge gold production.
- Pokrovskiy post-tax profit increased by 78% to US$6.43 million
- Group Profit for the period increased by 27% to US$3.36 million.
- Group net cash of US$35.19 million compare to Net Debt of US$18.48 million at the 2003 year end.

- Expansion programme at Pokrovskiy plant nearing completion. Throughput is expected to be increased by 50% to 1.5m tonnes per year with full commissioning in October.
- Micromine system up and running at Pokrovskiy, providing both an optimisation of mine planning and operational control on a daily basis. This contributes to reducing mining costs.
- Pokrovskiy deposit geological model model has been audited and confirmed by a qualified person under JORC code

- Planned mining of high grades of Pioneer's Apophysis No1 commenced in September which will be processed at the Pokrovskiy mill.
- Metallurgical work undertaken by an independent consultancy company has established that Pioneer gold recovery is expected to be c.80%.
- Independent report on Tokur and surrounding deposits conducted by State Gelogical Agency (Dalgeophysica) confirms the Groups original estimate on the significant potential of the deposit (about 1 million ounces in B and C Russian reserve categories and about 27 million ounces of P1, P2 and P3 Russian resource categories).

Chairman's statement

The Group celebrates its first decade of commercial life with excellent half year results: particularly from Pokrovskiy Rudnik. 55% higher production, 7% lower costs and a 14% improvement in the gold price is the combination of which every gold producer dreams. Add the Group's exploration success at Pioneer and Pokrovskiy and the potential at Tokur, now confirmed by Dalgeophysica, and at the other acquisitions and the picture of a fully rounded mining company with both production and exploration is complete.

It is particularly gratifying that we have achieved a cost reduction by 7% when energy prices in Russia have increased by approximately 25% in the same period.

What Pavel Maslovsky and his team in Russia have achieved is truly magnificent. On behalf of all shareholders, I thank the team enormously. Personally, I am also very grateful, on behalf of the Company, to the other shareholders themselves, who have supported PHM in its endeavours during its first ten years.

The audit work done by Micromine confirms the Pokrovskiy deposit ore model and I look forward to the JORC code reserves and resources that will be derived from the final report.
In every corner, the world daily becomes a more frightening place and uncertainty, both physical and financial, dogs the lives of all of us. In such a climate, gold, which relies on no one's promise, becomes a more and more attractive investment medium. I believe that demand for physical gold and its price in most currencies are likely to rise to reflect this.

As the Group starts the last quarter of its 2004 financial year, I am happy to say that I find it in a very strong situation. It is profitable, has cash in the bank and has reserves and resources that are growing and becoming better defined. The gold price looks buoyant and the Group has a large number of new projects to work on.

In specific terms, I am enthusiastic about the imminent 50% increase in production capacity as the extension of the Pokrovskiy mill comes on stream in October. In addition, trial mining of high grade ore from the Pioneer deposit has started and this is already being treated in the Pokrovskiy plant. Pokrovskiy Rudnik is actively planning for a further large increase in its production capacity to handle the newly identified ore on the surrounding area. The Group is also developing plans for the longer-term treatment of Pioneer's ore and work to connect the electricity supply and substation is well underway.

PETER HAMBRO MINING PLC

It will take time and investment to bring these plans for the next phase to fruition but, in the mean time, we believe that the 204,000 ounce production forecast for 2004 will be achieved.
Peter Hambro

Pokrovskiy Operations Report
In the first half-year 2004, 60,025 oz gold were recovered compared to 47,700 oz during the same period in 2003 with the cash cost per ounce at Pokrovskiy reduced by 7% to US$ 130 per ounce – a major reason being an increase in gold recovery by 21%. The principal achievements in the first half-year 2004 were stable operation of the gold extraction plant, optimisation of mine planning and management, with the use of a Micromine geological model of the deposit.

Production for the first half of 2004 is to budget and on schedule to meet the Group's forecast for the year.

OAO Pokrovskiy Rudnik	Units	2004 1H	2003 1H	Var %
Plant				
Ore from Pit	t '000	304	234	30%
Grade	g/t	4.2	4.3	(2%)
Ore from Stockpile	t '000	202	128	58%
Grade	g/t	2.8	3.3	(15%)
Total milled	t '000	506	362	40%
Grade	g/t	3.7	3.9	(5%)
Gold Produced	oz '000	53.9	41.5	30%
Heap Leach				
Ore Stacked	t '000	309	351	(12%)
Grade	g/t	1.8	2.1	(14%)
Gold Produced	oz '000	6.2	6.1	2%
Total Recovered Gold - Pokrovskiy	oz '000	60.0	47.7	26%

Mining

Volumes of ore moved in the year were increased, reflecting the improved efficiency of the earthmoving fleet. The development of the pit, carried out according to the mine plan, required waste pre-stripping which meant that proportionately less ore was moved. However, the amount of high grade ore mined was increased, as was the use of stockpiles, and this more than made up for the planned lower tonnage from the pit. As a result of an increase in volumes of ore moved, tonnes treated, and a slight reduction in head grade, a significant improvement in the amount of gold produced was achieved.

OAO Pokrovskiy Rudnik	Units	2004 1H	2003 1H	Var %
[redacted]				
Mining				
Total Material Moved	m3 '000	2,034	1,950	4%

PETER HAMBRO MINING PLC

Ore mined	t '000 438	451		(3%)
Average grade	g/t 3.5	3.1	13%	
Gold content	oz '00049.6	44.7	11%	
Including high-grade ore	t '000 304	253	20%	
Average grade	g/t 4.2	4.2	0%	
Gold content	oz '00041.4	34.4	20%	

Resin in Pulp Plant

In the half-year 506,000 tonnes were processed through the Resin in Pulp ("RIP") plant, compared with 362,000 in the first half of 2003, showing a 40% increase in line with design capacity. The average grade which was put through the mill was 3.7 g/t, the result of mixing 4.2 g/t material from the pit and lower grade ore of 2.8 g/t from stockpiles. RIP plant production in the reporting period corresponded with the planned production parameters, and, during the whole of the first 6 months of 2004, which included the ramp up period, met its improved design production rate of 1 million tonnes of ore per year. This rate is now being exceeded.

Commissioning of the third circuit at the RIP plant is expected to be completed in the beginning of October, ahead of schedule. Full commissioning of the plant is expected to take place during October resulting in a 50% increase in throughput capacity to 1.5 million tonnes per annum.

An internal scoping study on a further series of increases to plant capacity at Pokrovskiy is currently underway. The Group has a 1 million ounce per annum production target from Pokrovskiy and Pioneer by the end of 2009. Significant increases in production capacity at Pokrovskiy are planned to take advantage of the recently discovered reserves and resources in close proximity to the existing mill.

(Plans for Pioneer?)

Heap Leach Operations

In the first half of 2004 Pokrovskiy Rudnik altered the design of the heaps, changing to double stacking in order to increase the recovery rates during the heap leach process. The success of this is confirmed by actual production results in the first half-year of 2004 when 6,200 oz of gold were produced. This demonstrates the superior recoveries which make up for the lower tonnage stacked at a lower grade. Double ore stacking also allows increased volumes. During the remainder of 2004 it is planned to heap leach an additional 100,000 tonnes of ore (an increase of 20%).

As part of the heap-leach optimisation process during the first half of 2004 Pokrovskiy Rudnik also commenced the construction of the third heap-leach pad. This will allow an increase of c.67% of heap leach capacity alongside with a flexibility to allow ongoing planned maintenance of the heaps during the year.

Although gold produced from heap-leach operations slightly increased in comparison with the first 6 months of 2003 the contribution of the heap-leach to overall production decreased as a result of the substantial increase in production through the mill. An anticipated increased

PETER HAMBRO MINING PLC

level of heap leach production in the second half of the year due to the optimisation undertaken and seasonal effects is expected to increase overall production levels.

GIS Operating Cost Analysis

As reported in the Company's 2003 Annual Report, the Group now reports and breaks down its operating costs according to the internationally recognised Gold Institute Standard.

All figures reported in US$ per oz of gold produced	2004 1H	2003 1H		2003
Direct mining expenses	100.7	96.2		80.3
Third-party smelting, refining and transportation costs	5.8	3.6		3.7
By-product credits	(0.4)	(0.4)		(0.3)
Other	24.2	40.4		20.8
Cash Operating Costs	130.3	139.8	-7%	104.5
Royalties	23.3	19.0		22.1
Production taxes	7.0	10.6		5.0
Total Cash Costs	160.6	169.4	-5%	131.6
Non-cash movement in stock	7.9	9.6		7.6
Depreciation/Amortisation	38.6	42.6		35.8
Total Production Costs	207.1	221.6	-7%	175.0

It should be noted that the 67% reduction in Other costs resulted mainly from economies of scale with the Group's increased production rate. The largest area affected is in general administration where costs as a proportion of production have decreased significantly. Direct mining costs were adversely affected by an increase in fuel and electricity prices in Russia of approximately 25% in the period. Accordingly the overall cost reduction of 7% is a great achievement.

Micromine

Introduction of the Micromine planning system is in process. Previously management's reserves and resources model has been audited and confirmed by Dmitry Pertel, Chief Geologist of Micromine, a qualified person under JORC code. Micromine expects that a full JORC code report will be available shortly.

Laboratory Analysis

Significant work has been undertaken by the Group to improve the laboratory capacity, previously, a major bottle neck on Group exploration programmes. A new facility is under construction at Pokrovskiy which should increase capacity by 250%. Sampling capacity is expected to increase from 4000 assays a month to 10 000 assays a month. Work should be

completed in January and will cover the needs of the geological teams at both Pioneer and Pokrovskiy.

In addition a new facility have been built near Blagoveshensk. This facility are expected to be in operation in December 2004 and will fulfil the exploration needs of the rest of the Group's gold portfolio. The designed capacity of this laboratory is 30.000 samples a year. Additional capability will be installed to fulfil geochemical analyses over 150.000 samples per year on 45 chemical elements.

The Group is also modernising an existing analytical unit supporting exploration works for Tokur and the surrounding group of the deposits. A new set of modern equipment is being installed which will provide the capacity to analyse 30 000 samples a year.

Omchak JV Operations Report

Production from the 50%-owned Omchak JV is ahead of target for the year. In the first half of 2004 the JV produced 25,081 oz of gold, of which 50% is attributable to Peter Hambro Mining. The JV entities produced 12% more than in the corresponding period last year (22,356 oz in the first half year 2003). Berelekh, one of the JV's entities, is an alluvial gold producer which generates most of its income in the second half of the year because of the seasonal character of alluvial production. During the half year period Berelekh upgraded its fleet of loaders with the total spend of US$2.1 million. These new vehicles should enable the Company to increase significantly its gold production in the second half of the year.

The Group expects Omchak production in the second half of the year to be significantly higher than in the first half 2004, as similar to PHM it is affected by climate. Furthermore the effect on Peter Hambro Mining's attributable production will be more significant due to the previous year only accounting for the last four months, since inception of the JV.

Exploration & Development

Pioneer

This year in the Pioneer area 48 inclined exploration holes have been drilled with a total length of 7630m. 18 of these are short (30.6 - 100m) exploitation-planning holes within the boundary of the planned open-pit on Apophysis 1 and the Promezhutochnaya zone. This allowed, as a result, a drillhole grid 40-20m x 20m within the pits. 2251m of shallow 'mapping' holes have been drilled during exploration. Deep drilling was concentrated on tracing extension of Apophysis No.1 to the north-east, and an ore shoot / stockwork to the west. On the Promezhutochnaya zone, the estimation grid was infilled to 80 x 20m. As a result of this drilling, visible gold (grade in samples will be >100g/t) has been identified here and it has been hypothesised that a second ore shoot exists at the Pioneer ore occurrence, and this is currently being exploited.

As forecast, trial mining of high grades from Apophysis No. 1 commenced in July and the first ore was delivered to the Pokrovskiy plant in September 2004.

The mining of the high grade Apophysis No 1 has commenced ahead of schedule, and the first ore was treated through the Pokrovka plant in September. Exploration at Pioneer has continued to identify generally higher grade Apophyses, which has increased the Groups

geological team confidence in the grade and reserve potential. Apophyses in the Bakhmut zone and a new Apophyses, in the Promezhutochnaya zone have been traced at surface for several hundred metres, with strong mineralisation, although assay results are still awaited. Such discoveries support the Company's belief that a go-ahead decision on the development of a large stand alone operation at Pioneer can be made in the near future.

The starter pit for the ore being treated through Pokrovskiy mill shows that the intersection zone between the main orebody and the Apophysis is a stockwork. In the central part of this stockwork, which will be exploited by the test pit, the content of gold in some samples reaches 200-350g/t and averages 14.1g/t for a horizontal thickness of 46 metres. The consistency of the stockwork has been proved with new drill holes showing average grades of 19.86 g/t for a thickness of 30.5 meters at a depth of 30-60 meters. Previous drill holes show the mineralisation continues to a depth of at least 150 metres, and it is still open to depth. The high grade ore is contained in thin (3 - 15 mm) quartz - limonite veins.

Geology of the deposit at Pioneer has demonstrated that the present method of sampling being used could cause understatements in the assessment of the resources base since using this method thinner veins could have been missed. The PHM's Annual Report shows that the Pioneer deposit was thought to host 2.2 million ounces of "off balance" C Russian reserve category and 1.0 million ounces of P1 and 7.0 million ounces of P2 and P3 Russian resources categories as of the 31 December 2003.

Flanks of the Pokrovskiy deposit.
Estimation drilling has been carried out on a 80m x 20m grid on the western flank of Pokrovka 1, 80-160m west of Pit No.1. An extension of thick and intensively silicified rock, similar to the Pokrovskoye deposit, has been established. Assays from 900 samples are not yet available.

Tokur and the North East Deposits
The Group commissioned an independent report on the reserves and resources estimated by the Group Chief Geologist at Tokur and the surrounding deposits of Voroshilovskoye and the Malomir Surround. Dalgeophysica, the [State Geological Agency] and also the Group's independent contractor for the analysis of reserves and resources at both Pioneer and in the Rio Tinto JV at Chagoyansk, have supported that the estimates made by PHM were correct in both their quantum and quality. An overview of this report will be made available on the

Tokur page of the Group's website.
Over the reporting period the Group was concentrated on investigating the mineralised zone of the Glavniy fault. First and foremost, the central part of the fault was studied, in the region of the Tokur deposit. This section of the ore zone has been explored with trenches on 40m intervals and deep drillholes on 20-40m intervals. According to the available isolated assays, gold grades in the zone range from 1.2 to 18 g/t. Visually the enriched zone seems to extend 350m laterally.

Similar work has also been done on the western flank of the mineralised zone of Glavniy fault in the region of the Innokentyevskoye deposit. Here, exploration holes intersected a zone of silicified rock (up to 10.2-15m thick) visually similar to the central Tokur area.

Furthermore, the Nalednaya zone has been traced to depth from drillholes on a 320-160m x 80m grid. A silicified/sulphide mineralised zone has been followed to a depth of 100m.
From 1500 samples this year only 41 have so far been assayed.

Exploration mapping work has continued and as a result of this work, a number of prospective ore-bearing structures have been identified, but still need to be confirmed by trenching.

Malomir
Detailed exploration mapping has been completed on the north-east flank of Malomir, on the extension of the Diagonalnaya zone. A wide (up to 500m) long (2.5km) zone of geophysical anomaly has been established here. We interpret this as a continuation of the Diagonalnaya ore zone represented by a gently dipping mineralised crush zone in which about 80% of the Malomir deposit reserves are concentrated. Work is continuing on the south-west flank.

Voroshilovskoye
Exploration work is being completed (trenching, drilling) within the limits of previously worked areas of ore zones Maiskaya, Oktyabrskaya, Voroshilovskaya. As a result of field work carried out, areas of the previously worked rich ore zones have been identified. Possible thickness would be not more than 5-7m, and lateral extent 50-100m. From a few assays (42 received out of 5000), the gold grade is up to 17-20g/t. In the area of high gold grades we have laid out an infill drilling grid 40m x 40m which should allow (in 2005) us rapidly to estimate an increase in reserves for TKZ and obtain an extended licence.

Other projects
During the half year 2004 exploration licences were obtained for three other gold deposits in Amur region at very early stages of development: Sopka Izvestkovaya, Gar II and Adamikha. Geological materials for these areas have been collected. Planning for preparation of the project documentation is under way.

Rudnoye JV with OAO Soloviovskiy Mine.
Peter Hambro Mining formed a 50/50 "Rudnoye" JV in August 2003 with OAO Soloviovskiy Mine, with the main focus being the acquisition of hard rock exploration and development assets within the JV partner's own established infrastructure associated with its alluvial gold production operations. The JV was successful in acquiring the Odolgo and Bryanta deposits, and it is now fast tracking these towards small scale production.
Exploration work at Odolgo indicates that most of the gold in the deposit is less than 1mm in grain size, and suggests that previous exploration work could underestimate final grades by as much as 1.5 to 2 times.

About 75% of an initial 76mm diameter drill programme has been completed and around 1500 assays are still awaited. However, gold mineralisation has now been verified as being associated with thin veinlets of amethyst quartz, at a density of around 1%.
At Bryanta, an initial phase of mapping has been completed. Gold grades in grab samples taken from occurences of argillaceous cretaceous volcanics have been determined up to 1.5g/t

Novogodnee Manteau
When acquired in April 2004 the deposit had estimated C2 reserves of approximately 418,000 ounces at an average grade of 14 g/t, P1 resources of approximately 1.1 million ounces and P2 resources of approximately 2.0 million ounces. However the Group is re-evaluating geological and geophysical data on the deposit and the surrounding 42 km(2) licence area, since there are indications that the original estimates may have under-estimated the reserves and resources. This is because the deposit, in the light of recently acquired information, seems to be amenable to open-pit, rather than underground mining and thus the 7 g/t cut-off grade maybe too severe. In addition a number of geochemical and geophysical anomalies have been identified. One of them, Zapadnaya, is of particular interest; drilling and trenching here has started and mineralization is identified. The Group expects to make further information on Novogodnee Manteau available as soon as the data is better understood and is currently considering the best way to take this project forward.

Ametistovoye
In June 2004 Peter Hambro Mining Plc signed a memorandum of understanding to acquire the company that holds the licence for the Ametistovoye deposit in Kamchatka. As part of its due diligence process, the Group has acquired exploration and other data on the project from Eurasia Mining PLC, a company which abandoned its option to develop the project. This material is being evaluated by the Group's technical team.

Chagoyansk JV with Rio Tinto
We expect to conclude negotiations on the detailed terms of the joint venture covering Rio Tinto's proposed formal ownership of a stake in the asset. Airborne surveying of the asset has been commissioned from Dalgeophysica and is expected to commence in early October. Further analysis of previously recorded data on the asset and satellite photos have generated promising results.

Reserve Bonus Scheme
The Company and the holders of the Reserve Bonus Units have agreed in principle (subject to clarification of the Russian and UK tax consequences for both the holders and the Company) to substitute previously agreed RBS settlement arrangements by a revenue based royalty. If implemented this proposal creates significant cash-flow savings for the Company.

Under the terms of the proposal the the proposed 1.5% royalty on future revenue is replacing the holders' current entitlement to US$5/oz per reserve ounce when these are defined. A

revenue royalty is subject to the risks surrounding the translation of reserve ounces to production. These include:-

- Actual recoveries of gold that are less than the forecast gold reserves
- Time value discount, since royalty payments are made from production revenue, sometimes years after reserves are discovered, whereas the original scheme called for up-front payments before production commenced.

Accordingly, under the newly proposed arrangements, the holders of the scheme will be agreeing to take on an increased project risk as well agreeing to receive any prospective payments at a later date.

The Committee of Independent Directors is reviewing implementation of such a scheme with advice from the company's advisors and will make a recommendation as soon as possible. Once received, approval of the recommendation will be sought from shareholders at the earliest opportunity.

Fundraising

During the period, the Group placed 10,000,000 ordinary shares at a price of £4.00 per share, raising approximately US$71 m (before expenses)

Operating Currency

The Group's operating costs are predominately Rouble denominated but debt and revenue is largely United States Dollar and gold price denominated. During the first three months of the year the Rouble continued appreciating against the Dollar. The picture reversed in April 2004 when the Dollar gained significantly during the first three weeks of April and then stabilised at an average of RUR29 per US$1. Exchange rates moved from RUR29.45 per US$1 at 31 December 2003 to RUR 29.03 at the end of the first 6 months. As a rule the Group holds cash and debt in US dollars

Treasury & Financial Analysis

Professional and banking fees associated with recent corporate activities account for some US$1.5 million of expenses this half year and a temporary exchange translation loss for the Company of US$381,000 has also reduced the profit. The exchange loss of approximetely US$376,000 in the books of PHM plc was a result of revaluation of some GBP16.8 million into US Dollar equivalent at the exchange rate prevailing at 30 June 2004 but was reversed shortly after the end of the accounting period when most of the sterling balances were converted into US Dollars at a very favourable exchange rate.

The net cash position of the Group improved significantly, net debt of US$18.5 million at 31 December 2003 reversed to a net cash of US$35.2 million as at 30 June 2004.

A new fleet of bulldozers and Belaz heavy vehicles increased our finance lease liability by US$2.9 million in the first six months of the year. More finance leasing activities are expected in the second half of the year as a result of the planned production expansion.

PETER HAMBRO MINING PLC

Press Release Issued on 24th September 2004:

Holdings in Company

24 September 2004

The Company was notified on 24 September 2004 by Viscaria Investments Limited that it now holds 7,883,250 Ordinary Shares in the Company, which represents 10.65 per cent. of the total issued share capital of the Company. Viscaria Investments Limited is a company that is associated with a Director of the Company - Pavel Maslovsky. As a result of the change in its holdings, Pavel Maslovsky and persons associated with him, now hold in total 19,844,524 Ordinary Shares in the Company, which represents 26.82 per cent. of the total issued share capital of the Company.

The Company was also notified on 24 September 2004 by Petropavlosk Ltd., (formerly Mining Investors Ltd.) that it now holds 2,497,700 Ordinary Shares in the Company. This holding represents 3.38 per cent. of the total issued share capital of the Company. Petropavlosk Ltd. is a company that is associated with a Director of the Company – Peter Hambro. As a result of the change in its holdings, Peter Hambro and persons associated with him, now hold in total 6,539,800 Ordinary Shares in the Company, which represents 8.84 per cent. of the total issued share capital of the Company.

	Number of shares sold	Number of shares retained	Percentage of issued share capital held post-sale
Pavel Maslovsky (PM) interests in the Company	3,000,000	19,844,524	26.82%
Peter Hambro (PH) interests in the Company	1,000,000	6,539,800	8.84%
Total PM and PH:	4,000,000	26,384,324	35.66%

Price of sale: £ 4.35 per share.

Commenting on the sales, Peter Hambro, Executive Chairman of Peter Hambro Mining said:

"Pavel Maslovsky, my Russian business partner, and I have now been involved together for ten years in the creation of Peter Hambro Mining and have decided that it is time that we and the other members of the management team diversified our assets in a small way. Both Pavel and I have other private investment objectives and would like to take this opportunity to realise them.

As you can see from the large holdings that we both retain in Peter Hambro Mining we are fully committed to its future success and strongly believe in the excellent potential embodied in its assets and management team."